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VF 3-24-05

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- 49400

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-04___ AND ENDING___12-31-04___

MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    CAPSTONE INVESTMENTS

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__4660 LA JOLLA VILLAGE DRIVE, STE 1040__

(No. and Street)

RECEIVED

FEB 28

__SAN DIEGO, CA    92122__

(City)                    (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__STEVEN CAPOZZA, PRESIDENT__                    858-875-4510

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__STEVEN MARTINEZ, CPA, AN ACCOUNTANCY CORPORATION__

(Name – *if individual, state last, first, middle name*)

__5755 OBERLIN DRIVE, STE 310, SAN DIEGO, CA    92121__

(Address)                    (City)                    (State)                    (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 1 2005

THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

VF 3-24-05

# OATH OR AFFIRMATION

I, _____STEVEN CAPOZZA_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CAPSTONE INVESTMENTS, INC._____ , as of _____DECEMBER 31_____ , 20_04____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LINDA F. CASTANEDA
Commission # 1402850
Notary Public - California
San Diego County
My Comm. Expires Feb 28, 2007

_____
Notary Public

_____
Signature

_____PRESIDENT_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.  (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2

Financial Statements

Capstone Investments, Inc.

*for the Years ended December 31, 2004, 2003 and 2002*
*with Report of Independent Auditor*

Capstone Investments, Inc.

Financial Statement

Years ended December 31, 2004, 2003 and 2002

## Contents

# Steven Martinez, CPA

*An Accountancy Corporation*

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

## Report of Independent Auditor

Board of Directors
Capstone Investments, Inc.:

I have audited the accompanying balance sheet of Capstone Investments, Inc. as of December 31, 2004, 2003 and 2002, and the related statements of income, cash flows, and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Capstone Investments, Inc. at December 31, 2004, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Steven Martinez
Certified Public Accountant

San Diego, California
February 23, 2005

3

# Capstone Investments, Inc.
## Balance Sheet
### December 31,

| Assets | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current Assets: | | | |
| Cash | $ 97,972 | $ 426,849 | $ 228,658 |
| Commissions receivable | 332,783 | 283,607 | 144,403 |
| Clearing firm deposit | 443,015 | 278,946 | 178,837 |
| Investments | 105,000 | 66,000 | - |
| Prepaid taxes | 6,554 | 7,354 | 4,500 |
| Prepaid expenses | 14,563 | 16,387 | 15,321 |
| Total current assets | 999,887 | 1,079,143 | 571,719 |
| | | | |
| Fixed assets, net of $241,988, $177,959 and $159,856 accumulated depreciation | 18,242 | 29,986 | 48,089 |
| | | | |
| Notes receivable | 200 | 2,181 | 18,824 |
| Other assets-office security deposit | 12,729 | 14,429 | 12,729 |
| Total assets | $ 1,031,058 | $ 1,125,739 | $ 651,361 |

| Liabilities and Stockholders' Equity | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Liabilities:** | | | |
| Accounts payable | $ 55,867 | $ 59,749 | $ 9,640 |
| Clearing fees payable | 10,193 | 13,143 | 3,990 |
| Commissions payable | 344,143 | 114,777 | 48,263 |
| Soft dollars payable | 286,599 | 479,598 | 225,332 |
| Accrued vacation salaries | 2,873 | 8,400 | 9,700 |
| Clearing firm overpayment | - | 45,000 | - |
| Other current liability | - | - | 606 |
| Total liabilities | 699,675 | 720,667 | 297,531 |

Commitments and Contingencies (See Notes)

| Shareholders' equity: | 2004 | 2003 | 2002 |
|---|---|---|---|
| Common stock, no par value, 100,000 shares authorized, 75,000 shares issued and outstanding | - | - | - |
| Additional paid in capital | 152,170 | 152,170 | 202,170 |
| Retained earnings | 208,431 | 317,902 | 216,660 |
| Unrealized gain (loss) on investments | 35,782 | - | - |
| Treasury stock, at cost; 2,500 shares | (65,000) | (65,000) | (65,000) |
| **Total shareholders' equity** | 331,383 | 405,072 | 353,830 |
| **Total liabilities and stockholders' equity** | $ 1,031,058 | $ 1,125,739 | $ 651,361 |

*See accompanying notes.*

4

# Capstone Investments, Inc.
## Statement of Income and Retained Earnings
### For the years ended December 31,

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Income** | | | |
| Commissions | $ 6,780,472 | $ 9,143,983 | $ 5,590,706 |
| Investment banking | 2,331,065 | 929,050 | - |
| Research services | 372,524 | 276,690 | - |
| Signature guarantee | 110,290 | 152,351 | 219,542 |
| Other income | 1,072,740 | 303,428 | 56,262 |
| Total income | 10,667,091 | 10,805,502 | 5,866,510 |
| | | | |
| **Expenses** | | | |
| Clearing charges and commissions | 5,578,402 | 4,395,286 | 1,391,829 |
| Communications | 121,098 | 144,029 | 104,878 |
| Depreciation | 64,029 | 79,653 | 83,538 |
| Legal and professional | 321,343 | 58,540 | 68,622 |
| Rent | 284,128 | 262,380 | 204,697 |
| Salaries and wages | 1,035,121 | 1,867,184 | 1,388,491 |
| Soft dollar expenses | 2,002,114 | 3,001,569 | 2,097,108 |
| Travel and entertainment | 321,383 | 221,134 | 169,634 |
| General and administrative | 1,218,474 | 685,412 | 481,962 |
| Total operating expenses | 10,946,092 | 10,715,187 | 5,990,759 |
| | | | |
| Net income (loss) from operations | (279,001) | 90,315 | (124,249) |
| | | | |
| Other income (losses) | | | |
| Gain (Loss) on investments | 158,396 | - | (98,566) |
| Interest income | 10,334 | 10,127 | 5,765 |
| Net other income (losses) | 168,730 | 10,127 | (92,801) |
| | | | |
| State income taxes | 800 | 800 | 800 |
| | | | |
| Net comprehensive income (loss) | $ (109,471) | $ 101,242 | $ (216,250) |
| | | | |
| Retained earnings at beginning of period | 317,902 | 216,660 | 432,910 |
| Retained earnings at end of period | $ 208,431 | $ 317,902 | $ 216,660 |

# Capstone Investments, Inc.
## Statement of Cash Flows
### for the Years ended December 31,

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income (loss) | $ (109,471) | $ 101,242 | $ (216,250) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 64,029 | 79,653 | 83,538 |
| (Increase) Decrease in commissions receivable | (49,176) | (139,205) | 381,168 |
| (Increase) in clearing house deposit | (164,069) | (100,109) | (21,052) |
| (Increase) Decrease in prepaid taxes | 800 | (2,854) | (8,712) |
| (Increase) Decrease in prepaid expenses | 1,824 | (1,066) | (4,500) |
| (Increase) Decrease in office security deposits | 1,700 | (1,700) | - |
| Increase (Decrease) in accounts payable | (3,882) | 50,109 | (43,079) |
| Increase (Decrease) in clearing fees payable | (2,950) | 9,153 | (33,545) |
| Increase (Decrease) in commissions payable | 229,366 | 66,514 | (144,508) |
| Increase (Decrease) in soft dollars payable | (192,999) | 254,266 | 101,537 |
| Increase (Decrease) in vacation liabilities | (5,527) | (1,300) | 9,700 |
| Increase (Decrease) in clearing firm liability | (45,000) | 45,000 | - |
| Increase (Decrease) in other accrued liabilities | | (606) | 606 |
| Increase (Decrease) in pension plan payable | - | - | (56,031) |
| Total Adjustments | (165,884) | 257,855 | 265,122 |
| Net cash provided by operating activities | (275,355) | 359,097 | 48,872 |
| **Investing Activities:** | | | |
| Furniture, fixtures and equipment | (52,285) | (63,249) | (22,668) |
| (Increase ) Decrease in investment | (3,218) | (64,300) | 145,404 |
| (Increase) Decrease in notes receivable | 1,981 | 16,643 | (14,117) |
| Net cash provided (used) by investing activities | (53,522) | (110,906) | 108,619 |
| **Financing Activities:** | | | |
| Capital contribution (Distribution) | - | (50,000) | 50,000 |
| Net provided (used) by financing activities | - | (50,000) | 50,000 |
| Net increase (decrease) in cash | (328,877) | 198,191 | 207,491 |
| Cash and cash equivalents at beginning of year | 426,849 | 228,658 | 21,167 |
| Cash and cash equivalents at end of year | $ 97,972 | $ 426,849 | $ 228,658 |
| **Supplemental Disclosure:** | | | |
| Cash paid during the year for: | | | |
| Income taxes | $ 800 | $ 1,066 | $ 4,500 |

*See accompanying notes.*

Capstone Investments, Inc.
Notes to Financial Statement
December 31, 2004, 2003 and 2002

## 1. Organization and Summary of Significant Accounting Policies

### Organization

Capstone Investments, Inc. (the "Company") was formed in California on September 25, 1995. We are a closely held Company with three individual shareholders; Anthony Capozza, Ann Capozza, and Steven Capozza. Our business is conducted primarily from our office located at 4660 La Jolla Village Drive, Suite 1040, San Diego, California.

We are an introducing broker/dealer and provide brokerage, investment banking, and corporate finance services to retail and institutional clients. All of our transactions are conducted on a fully disclosed basis with Wedbush Morgan Securities, a NYSE member firm.

We are approved as a securities broker dealer by the Securities and Exchange Commission, National Association of Securities Dealers, and the State of California. Accordingly, we operate under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

### Basis of Accounting

Our financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

*Comprehensive income:*
In the year ended December 31, 2002, we adopted SFAS 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the changes in equity. However, there were no other comprehensive income items for the years ended December 31, 2004, 2003 or 2002.

*Revenue recognition:*
Our revenue is commission based and is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

*Property, computers, equipment and premises:*
Fixed assets costing more than $1,000 are evaluated to determine an estimate useful life. If the asset's estimated useful life is greater than twelve months it's capitalized and depreciated over the estimated useful life so determined.

During the year ended December 31, 2004, 2003, and 2002 we acquired $52,285, $63,249 and 22,668, respectfully, of fixed assets consisting primarily of computers and software. We determined the nature of these assets warrant an estimated useful life of less than twelve months. Accordingly, these assets were expensed as fully depreciated at December 31, 2004.

## 1. Organization and Summary of Significant Accounting Policies (Continued)

### Use of Estimates

In preparing our financial statements in conformity with generally accepted accounting principles we make certain estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

### Reclassification

Certain amounts in the our financial statements for the year ended December 31, 2003 and 2002 have been reclassified in order to conform to current year comparative presentation.

### Cash and Cash Equivalents

Pursuant to FASB Statement of Accounting Standards No. 95, regarding the Statement of Cash Flows, certificates of deposits and securities with original maturities of three months or less are classified as cash equivalents. Certificates of deposit and securities with original maturities greater than three months are considered short-term investments. We did not hold any securities or certificate of deposits.

### Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of temporary cash investments. We place our temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2003, and 2002 we had $326,849 and $128,658 on deposit with one financial institution that exceeded the maximum insurance coverage.

### Income Taxes

We are is a taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, we are not subject to Federal income tax. No provision for Federal income taxes is included in these financial statements.

We are subject to a California Franchise Tax at a flat rate of 1.5% of its profit, but not less than $800.

## 2. Clearing Firm Deposit

At December 31, 2004 a balance of $443,015 is on deposit with our clearing firm. $170,000 of this amount is on deposit to specifically satisfy the Company's deposit requirement under the clearing agreement.

## 3. Investments

We have funds on deposit with Wedbush Morgan Securities that are separate from our clearing firm deposit requirement. We use these funds to trade, short term, in public companies listed on established exchanges. Our holdings are reported on the accompanying financial statements at their fair market value.

## 4. Fixed Assets

At December 31, 2004, 2003 and 2002, our fixed assets consisted of the following:

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Furniture, fixtures and equipment | $249,682 | $197,397 | $197,397 |
| Leasehold improvements | 10,548 | 10,548 | 10,548 |
| Total fixed assets | $260,230 | $207,945 | $207,945 |
| Less: Accumulated depreciation | ( 241,988) | ($177,959) | ( 159,857) |
| Fixed assets, net | $18,242 | $29,986 | $ 48,088 |

## 5. Lease Obligations

We lease two offices under operating leases. The commencement and termination of each lease are different. Under the conditions of the lease agreements, we are obligated for future minimum lease obligations as follows:

| | |
|---|---|
| Year ending December 31, 2005 | $ 221,985 |
| Year ending December 31, 2006 | $ 213,463 |
| Year ending December 31, 2007 | $ 221,905 |
| Thereafter | $ 56,004 |
| Total | $ 713,357 |

## 6. Net Capital Requirements

We are subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital. On December 31, 2004, 2003 and 2002, the Company's net capital of $174,095, $268,735 and $329,346, respectively, exceeded the minimum net capital requirement by $124,095, $218,735 and $279,346. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 4.02 to 1. This ratio is less than the 15 to 1 ratio requirement for a broker dealer in business for more than one year.

****************

Capstone Investments, Inc.

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2004

| Computation of Net Capital | Focus Report December 31, 2004 | Audited Financial Statements December 31, 2004 | Change | Comment |
|---|---|---|---|---|
| Total assets | $ 1,041,283 | $ 1,031,058 | $ (10,225) | Difference is due to adjustment for the estimate underlying depreciation, write off of certain fixed assets, adjustment for prepaid California Franchise Tax, and accrual for year end liabilities. |
| Less: Liabilities | (696,802) | (699,675) | (2,873) | |
| Net worth | 344,481 | 331,383 | (13,098) | |
| Less: Non-Allowable Assets | | | | |
| Prepaid taxes | (7,185) | (6,554) | 631 | Difference is due to year end computation of California Franchise Tax. |
| Fixed assets | (28,286) | (18,242) | 10,044 | Difference is due to revised estimate on depreciation. |
| Employee advance | (200) | (200) | - | |
| Prepaid insurance | (14,563) | (14,563) | - | |
| Clearing house security deposit | (105,000) | (105,000) | - | |
| Office security deposit | (12,279) | (12,729) | (450) | |
| Total Non-Allowable Assets | (167,513) | (157,288) | 10,225 | |
| Tentative Net Capital | 176,968 | 174,095 | (2,873) | |
| Less: | | | | |
| Haircuts | - | - | - | |
| Net Capital | 176,968 | 174,095 | $ (2,873) | |
| Minimum Net Capital Required | 50,000 | 50,000 | | |
| Excess Net Capital | $ 126,968 | $ 124,095 | | |
| Ratio of aggregate indebtedness to net capital | 3.94% | 4.02% | | |

See accompanying notes.

Capstone Investments, Inc.

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004, 2003 and 2002

Capstone Investments, Inc. is exempt from the Reserve Requirement of Rule 15c3-3.

Capstone Investments, Inc.

Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2004, 2003 and 2002

Capstone Investments, Inc. is exempt from the Possession and Control Requirements of Rule 15c3-3.

# Steven Martinez, CPA

*An Accountancy Corporation*

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone:   (858) 535-9935
Fax:       (858) 535-9194

## SUPPLEMENTAL ACCOUNTANT'S REPORT
## INTERNAL CONTROLS

Board of Directors
Capstone Investments, Inc.

In planning and performing my audit of the financial statements of Capstone Investments, Inc. for the year ended December 31, 2004, 2003 and 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capstone Investments, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reverse System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, 2003 and 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Steven Martinez
Certified Public Accountant

San Diego, California
February 23, 2005